U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                            FORM 12B-25

          NOTIFICATION OF LATE FILING             SEC FILE NUMBER

                                             CUSIP NUMBER

[  ]  Form 10-K and Form 10-KSB         [  ]  Form 20-F     [  ]
Form 11-K [  ] Form 10-Q and Form 10-QSB
                              [ X] Form N-SAR

     For Period Ended 3/31/99
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
not applicable

Part I-Registrant Information

     Full Name of Registrant  Stein Roe & Farnham
     Former Name if Applicable

     Address of Principal Executive Office (Street and Number )
     One South Wacker  Drive Chicago, IL 60606

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b) [23,047], the following should be completed. (Check box is appropriate).

22,232                        Exchange Act- Forms      1863  3-24-
99

[X]  (a)  The reasons described in reasonable detail in Part III
of this form        could not be eliminated without unreasonable
effort or expense;
[X]  (b) The subject annual report, semi-annual report, transition
report on      Form 10-K, Form 20-F, 11-K or Form N-SAR, or
portion thereof will be filed      on or before the fifteenth
calendar day following the prescribed due date;   or the subject
quarterly report or transition report on Form 10-Q, or
portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-
26589     (72,435), effective April 12, 1989, 54 F.R. 10306.]
[ ]  (c) The accountant's statement or other exhibit required by
Rule 12b-25(c)      has been attached if applicable.

Part III- Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (72,435), effective April 12,1989, 54 F.R. 10306; and Release No. 34-30968 (72,439)
effective
August 13, 1992, 57 FR 36442]
                                        (Attach Extra Sheets if
Needed)

Conversion of funds from one complex to another.